SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                  FORM S-3

                      REGISTRATION STATEMENT UNDER THE
                           SECURITIES ACT OF 1933

                                  IGI, INC.
           (Exact Name of Registrant as Specified in its Charter)

                                  DELAWARE
       (State or Other Jurisdiction of Incorporation or Organization)

                                 01-0355758
                      (IRS Employer Identification No.)

           Wheat Road and Lincoln Avenue, Buena, New Jersey  08310
                               (856) 697-1441
  (Address, Including Zip Code and Telephone Number, Including Area Code,
                of Registrant's Principal Executive Offices)

Edward B. Hager, M.D.                          Copies to:
IGI, Inc.                                      Paul C. Remus, Esquire
Wheat Road and Lincoln Avenue,                 Devine, Millimet & Branch, P.A.
Buena, New Jersey  08310                       111 Amherst Street
(856) 697-1441                                 P.O. Box 719
(Name, Address, Including Zip Code,            Manchester, New Hampshire 03105
and Telephone Number, Including                (603) 669-1000
Area Code, of Agent for Service of Process)

      Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this from are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of
the earlier effective registration statement for the same offering.    [  ]
______________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------
Title of Each                   Proposed        Proposed
Class of                        Maximum         Maximum
Securities        Amount        Offering        Aggregate        Amount Of
To Be             To Be         Price           Offering         Registration
Registered        Registered    Per Share(1)    Price (1)        Fee
-----------------------------------------------------------------------------

Common Stock      1,907,543     $1.25           $2,384,428.75    $629.49
$.01 par value
-----------------------------------------------------------------------------

<F1>  Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457, and based upon a per share price of $1.25, the average of the high and low prices of the Common Stock of IGI, Inc., as reported on the American Stock Exchange on September 28, 2000.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
---------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED __________, 2000

                                 PROSPECTUS

                                  IGI, INC.
                        1,907,543 SHARES COMMON STOCK
                          $.01 PAR VALUE PER SHARE

      This Prospectus relates to the registration of up to 1,907,543 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of IGI, Inc., a Delaware corporation (the "Company"), which may be offered from time to time for the account of American Capital Strategies Ltd. (the "Selling Shareholder" or "ACS"), upon the exercise of the Warrants (as hereinafter defined). See "THE OFFERING AND THE SELLING SHAREHOLDER - The Selling Shareholder." The Warrants were issued by the Company on October 29, 1999 in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). See "THE COMPANY - The Company's Debt." The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholder.

      The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "IGI". On September 28, 2000, the last reported sale price of the Common Stock was $1.31 per share.

      The distribution of the Shares by the Selling Shareholder may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the AMEX or on any exchange on which the Common Stock may then be listed, through negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise) or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. This Prospectus does not relate to the offering or sale of any such options. The Selling Shareholder may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and or from purchasers of the Shares for whom the broker-dealers may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholder also may pledge the Shares as collateral for margin accounts and such Shares may be resold pursuant to the terms of such accounts. See "THE OFFERING AND THE SELLING SHAREHOLDER - The Selling Shareholder."

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN MATERIAL RISKS TO BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SHARES OFFERED HEREBY, SEE "RISK FACTORS," WHICH BEGINS ON PAGE 8.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

      The date of this Prospectus is September 29, 2000.


                           ADDITIONAL INFORMATION

      The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's web site at http://www.sec.gov. The Common Stock is listed on the American Stock Exchange, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006.

      The Company has filed with the Commission a registration statement on Form S-3 (which, together with all amendments to such registration statement, is referred to in this Prospectus as the "Registration Statement") under the Securities Act of 1933. This Prospectus constitutes a part of the Registration Statement but does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. The Registration Statement may be inspected without charge at the offices of the Commission or copies thereof may be obtained at prescribed rates from the Public Reference Section of the Commission, at the addresses set forth above.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents of the Company, which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof:

      (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed September 1, 2000.

      (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

      (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended by Form 10-Q/A filed September 1, 2000.

      (d)   The Company's Current Report on Form 8-K dated June 19, 2000.

      (e)   The Company's Current Report on Form 8-K dated July 17, 2000.

      (f)   The Company's Current Report on Form 8-K dated July 23, 2000.

      (g)   The Company's Current Report on Form 8-K dated September 28,
            2000

      (h) The Company's Proxy Statement, Schedule 14A, effective September 1, 2000.

      (i) The description of the Company's capital stock contained in its Registration Statement on Form S-3, filed May 15, 1997.

      All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares also shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of any or all of the foregoing documents upon written or oral request. Requests for such documents should be directed to IGI, Inc., Wheat Road and Lincoln Avenue, P.O. Box 687, Buena, New Jersey 08310, (856) 697-1441, Attention: Robert E. McDaniel, Secretary.

      You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. The Company has not authorized anyone, other than the Company, to provide you with
additional or different information.   You should not assume that any
information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                            CAUTIONARY STATEMENT

      This Prospectus and the documents referred to above contain certain "forward-looking" statements, including, among others, the statements regarding the amount and nature of claims or liabilities that may be asserted against the Company and the Company's prospects and future operating results. Without limiting the foregoing, words such as "anticipates," "believes," "expects," "intends," "plans" and similar expressions are intended to identify "forward-looking" statements. All of these "forward-looking" statements are inherently uncertain, and stockholders must recognize that actual events could cause actual results to differ materially from the Company's expectations.

                                 THE COMPANY

Overview of the Company's Business

      The Company was incorporated in Delaware in 1977. Its executive
offices are at Wheat Road and Lincoln Avenue, Buena, New Jersey.   The
Company is a diversified company engaged in two business segments: Consumer Products Business - production and marketing of cosmetics and skin care products, and Companion Pet Products Business - production and marketing of companion pet products such as pharmaceuticals, nutritional supplements and grooming aids. On September 15, 2000, the Company consummated the sale (the "Vineland Sale") of the assets associated with the Company's now former Poultry Vaccines Business, which involved the production and
marketing of poultry vaccines and other related products.   At June 30,
2000 (unaudited and without giving effect to the Vineland Sale), the Company had $37.1 million of total assets, $28.2 million of total liabilities and $8.7 million of total stockholders' equity. At December 31,1999, the Company had $33.9 million of total assets, $24.3 million of total liabilities and $5.5 million of total stockholders' equity.

The Vineland Sale

      Overview

      On September 15, 2000, the Company sold the assets (the "Poultry Assets") associated with its Poultry Vaccine Business (the "Poultry Business") to Lohmann Animal Health International, a Georgia general partnership, which was formerly known as Vineland International (the "Buyer"). The Vineland Sale was effected pursuant to an Asset Purchase Agreement dated as of June 19, 2000 (the "Vineland Agreement") between the Company and the Buyer.

      Purchase Price; Escrow Fund

      In exchange for receipt of the Poultry Assets, the Buyer assumed liabilities of the Poultry Business in the aggregate equal to $2,300,000 and paid the Company cash in the amount of $12,500,000. A portion of the cash purchase price equal to $500,000 was paid directly into an escrow fund (the "Escrow Fund") maintained by Key Trust Company, N.A. (the "Escrow Agent"), pursuant to an Escrow Agreement dated September 15, 2000 among the Company, the Buyer and the Escrow Agent, to secure potential liability for:
(a) any downward adjustments to the purchase price under the Vineland Agreement as a result of a decrease in the "net working capital" of the Poultry Business between March 31, 2000 and September 15, 2000, the date of the consummation of the Vineland Sale (the "Closing"), and (b) indemnification obligations of the Company under the Vineland Agreement, as described below.

      "Net working capital" is defined under the Vineland Agreement as current assets (inventory, net of reserves, plus accounts receivable, net of allowances) minus current liabilities (the aggregate of accounts payable, accrued commissions, accrued distributor commissions, accrued freight, accrued payroll and accrued royalties). If the net working capital of the Poultry Business as of March 31, 2000 exceeded the net working capital of the Poultry Business as of the Closing by $100,000 or more, the Company must pay such difference to the Buyer. The amount then in the Escrow Fund will be applied to satisfy the Company's obligation in this regard, with any shortfall being payable directly by the Company to the Buyer. However, if the net working capital of the Poultry Business as of March 31, 2000 is less than the net working capital as of the Closing by $100,000 or more, the Buyer must pay such difference to the Company.

      In addition, the moneys on deposit in the Escrow Fund secure the obligations of the Company to indemnify the Buyer under the Vineland Agreement if any such obligation arises prior to the date that is the later to occur of the date of payment of the purchase price adjustments described above and the date that is four (4) months after the Closing.

      Any amount on deposit in the Escrow Fund will be released to the Company upon the later to occur of the date that is four (4) months after the date of Closing and the date on which any amount payable from the Escrow Fund as a result of the purchase price adjustment has been paid. In the event that the purchase price adjustment occurs prior to the expiration of the four-month period following Closing and there remains a balance in the Escrow Fund after the payment of the purchase price adjustment amount, such balance will be subject to indemnification claims by the Buyer until the end of such four month period and then released to the Company, subject to a holdback for any claims by the Buyer for indemnification which claims are unresolved as of such time.

      Application of Vineland Sale Proceeds

      On September 15, 2000, the date of the Closing of the Vineland Sale, the Company applied the cash proceeds received from the Buyer as follows:


      Repayment of Outstanding Debt                    $11,700,000
      Payment of Certain Closing Costs                     300,000
      ------------------------------------------------------------
      TOTAL:                                           $12,000,000

The Company's Debt

      On October 29, 1999, the Company entered into a $22 million senior bank credit agreement ("Senior Debt Agreement") with Fleet Capital Corporation ("Fleet") and a $7 million subordinated debt agreement ("Subordinated Debt Agreement") with American Capital Strategies, Ltd. ("ACS").

      The Senior Debt Agreement provides for a revolving line of credit facility of up to $12 million based upon qualifying accounts receivable and inventory, a $7 million term loan and a $3 million capital expenditures credit facility. The borrowings under the revolving line of credit bear interest at the prime rate plus 1.0% or the London Interbank offered rate plus 3.25%. The borrowings under the term loan and capital expenditure credit facility bear interest at the prime rate plus 1.5% or the London Interbank offered rate plus 3.75%. As of June 30, 2000, borrowings under the revolving line of credit, term loan and capital expenditures credit facility were $7,364,000, $7,000,000 and $257,000, respectively.

      Under the Subordinated Debt Agreement, the Company issued to ACS $7,000,000 in senior subordinated notes; and warrants (the "Warrants") evidencing the right to acquire 1,907,543 shares (as adjusted from time to time in accordance with the terms thereof) of the Company's Common Stock at an exercise price of $0.01 per share. Among other things, the Warrants contained a right (the "put") to require the Company to repurchase the Warrants or the Common Stock acquired upon exercise of the Warrants at their then fair market value under certain circumstances. In addition, the number of shares of Common Stock for which the Warrants may be exercised will increase upon the Company's issuance or sale of Common Stock, other than pursuant to the requirements of an employee benefit plan in effect on or before October 29, 1999, at less than the fair market value per share of the Common Stock at the time of such issue or sale.

      Under the Subordinated Debt Agreement, ACS has the right to designate for election to the Company's Board of Directors that number of directors that bears the same ratio to the total number of directors as the number equal to the sum of the number of shares of Company Common Stock owned by ACS plus the number of shares issuable upon exercise of the Warrants bears to the total number of outstanding shares of Company Common Stock on a fully-diluted basis. If ACS waives its right to so designate Company directors, for so long as ACS owns any Common Stock or Warrants or any of its loans are outstanding, ACS has the right to designate at least one director or observer on the Board of Directors. At September 1, 2000, ACS had one observer on the Company's Board of Directors.

      The debt agreements contain financial and other covenants and restrictions. The Company was not in compliance under financial covenants under the debt agreements related to the fixed charges coverage ratio, maximum debt to equity ratio and accounts payable ratio as of December 31, 1999. However, as of April 12, 2000, Fleet and ACS amended the debt agreements to waive the defaults as of December 31, 1999 and to establish new covenants as of April 12, 2000. The Company was in compliance with all debt agreement covenants as of April 12, 2000 and the Company expected that it would be able to comply with the covenants in the amended debt agreements through at least December 31, 2000.

      In addition, the April 12, 2000 amendment to the Subordinated Debt Agreement replaced the put provision for the Warrants with a "make-whole" feature that requires the Company to compensate ACS in either Common Stock or cash, at the option of the Company, if the proceeds ultimately realized by ACS upon sale of the Common Stock obtained upon exercise of the Warrants are less than the fair value of the Common Stock upon exercise of the Warrants multiplied by the number of shares of Common Stock obtained upon exercise. Fair value of the Common Stock upon exercise is defined as the 30-day average value prior to notice of exercise. ACS must exercise reasonable effort to sell or place its shares in the marketplace over a
180-day period before it can invoke the make-whole provision.   The make-
whole feature does not become effective until the earlier to occur of: (i) October 29, 2004, (ii) the date of the payment in full of the subordinated debt, (iii) the date of the payment in full of the senior debt, and (iv) the sale by the Company of at least 30% of its assets in a single transaction or a series of related transactions (unless ACS grants a waiver permitting the sale). However, if the Company fails to obtain an effective shelf registration statement with respect to the Shares within 180 days of the date of the April amendment to the Subordinated Debt Agreement or if the Commission issues a stop order suspending the effectiveness of such registration statement, then the make-whole feature will be revoked and the "put" provision contained in the original Subordinated Debt Agreement will be reinstated.

      Subsequent Events

      In May, 2000, the FDA initiated an inspection of the Company's Companion Pet Products division and issued an inspection report on Form FDA 483 on July 5, 2000. The July 5, 2000 FDA report includes several unfavorable observations of manufacturing and quality assurance practices and products of the division. The Company is currently compiling its responses to the July 5, 2000 FDA report. In an effort to address a number of the FDA's stated concerns, on May 24, 2000, the Company discontinued production and shipment of Liquichlor and on June 1, 2000 temporarily stopped production of Cerumite, both products of the Pet Products Division. The aggregate annual sales volume for these products for the fiscal year ended December 31, 1999 was $1,059,000. The Company has accrued $634,000 year to date in related expenses to improve production, to meet
documentation, procedural and regulatory compliance.   After accounting for
this cessation of production and combining these results with continued operating losses in the poultry vaccine business, the Company determined that it was not in compliance with the financial covenants in the debt agreements, as amended.

      On June 26, 2000, the Company entered into Amendment No. 2 to Note and Equity Purchase Agreement ("Second Subordinated Amendment") with ACS. Pursuant to the Second Subordinated Amendment, the Company received $500,000 and issued to ACS $500,000 of Series C Senior Subordinated Notes due September 30, 2000 (the "Series C Notes"); and ACS waived compliance with certain financial covenants applicable to Borrower contained in the Subordinated Debt Agreement and modified certain interest payment dates with respect to the Notes. In addition, the Second Subordinated Amendment permits the Company to issue additional Series C Notes on July 31, 2000 to pay the interest then due and payable on the Notes and the Series C Notes. As of August 1, 2000, the Company issued to ACS an additional Series C Note in the aggregate principal amount of approximately $300,000 for the interest due.

      Also, on June 26, 2000, the Company entered into a Second Amendment to Loan and Security Agreement dated as of June 23, 2000 (the "Second Senior Amendment") with Fleet. Pursuant to the Second Senior Amendment, the Company obtained an "overadvance" of $500,000 under the senior revolving line of credit (the "Overadvance"), repayable in full on the earlier to occur of September 22, 2000 or the date of the consummation of the Vineland Sale. Under the Second Senior Amendment, Fleet agreed to forbear from exercising its right to accelerate the maturity of the Senior Loans upon the default by the Borrower under certain financial covenants (the "Forbearance Covenants") until the first to occur of: (a) September 22, 2000, (b) the date on which any default, other than a default under the Forbearance Covenants, occurs under the Senior Debt Agreement, as amended;
or (c) the date of the termination of the Vineland Agreement.   The Company
never made any draws under the Overadvance.

      Due to the terms of the Second Senior Amendment and the Second Subordinated Amendment discussed above and the possibility that then existed that the Vineland Sale might not be timely consummated, the Company reclassified all debt owed to ACS and Fleet as short-term debt. In response, in August 2000, the Company's independent accountants determined that substantial doubt exists about the Company's ability to continue as a going concern. Even though the Company timely consummated the Vineland Sale and repaid the Series C Notes, the Company remains highly leveraged; furthermore, availability for borrowings under the revolving line of credit facility is dependent on the level of the Company's qualifying accounts receivable and inventory.

      On September 15, 2000, the Company applied the proceeds of the Vineland Sale to repay approximately $6,556,000 on the revolving line of credit, approximately $4,062,000 on the term loan (leaving approximately $2,705,000 of the term loan outstanding) and the entire outstanding balance of the capital expenditure credit facility. In addition, on September 15, 2000, the Company applied approximately $818,000 to repay the Series C Notes and interest accrued thereon in full.

      The Company is currently generating losses that may extend through at least the end of the year 2000, which could unfavorably affect future financial covenants and the Company's availability for borrowing under the revolving line of credit facility, which is dependent on the level of its qualifying accounts and inventory. After applying the Vineland Sale proceeds as discussed above, the Company believes it will have availability for borrowing under the revolving line of credit. However, there can be no assurance of continued availability. Further, as a result of the depletion of the Company's inventory and accounts receivable upon the consummation of the Vineland Sale, the Company is currently seeking to renegotiate the financial covenants contained in the Company's debt agreements to better reflect the Company's current business. There can be no assurance that the Company will be able to comply with the debt agreement covenants unless Fleet and ACS agree to revise the debt agreement covenants, which the lenders have no legal obligation to do.

Regulatory and Legal Action

      The production and marketing of the Company's products and its research and development activities are subject to regulation for safety, efficacy and quality by numerous government authorities in the United
States and other countries. The development, manufacturing and marketing of veterinary pharmaceuticals are subject to regulation in the United
States for safety and efficacy by the Food and Drug Administration ("FDA") in accordance with the Food, Drug and Cosmetic Act. In the United States, pharmaceuticals and vaccines are subject to rigorous FDA regulation including preclinical and clinical testing. The Company's manufacturing procedures, equipment and facilities are subject to compliance with FDA rules and regulations and related oversight and inspections by the FDA.
In addition to regulations enforced by the FDA, the Company is also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations.

      FDA Inspection Observations

      In May, 2000, the FDA initiated an inspection of the Company's Companion Pet Products division and issued an inspection report on Form FDA 483 on July 5, 2000. The July 5, 2000 FDA report includes several unfavorable observations of manufacturing and quality assurance practices and products of the division. The Company is currently compiling its responses to the July 5, 2000 FDA report. In an effort to address a number of the FDA's stated concerns, on May 24, 2000, the Company discontinued production and shipment of Liquichlor and on June 1, 2000 temporarily stopped production of Cerumite, both products of the Pet Products Division. The aggregate annual sales volume for these products for the fiscal year ended December 31, 1999 was $1,059,000.

      Upon receipt of the Company's formal response to the July 5, 2000 observations, the FDA will evaluate the Company's response and will determine the ultimate outcome of the FDA inspection. An unfavorable outcome could result in fines, penalties and the potential halt of the sale of certain regulated products, any or all of which could have a material, adverse effect on the Company. The Company has incurred $634,000 year to date in related expenses to improve production, to compile and complete documentation and to achieve procedural and substantive regulatory compliance.

      SEC Investigation

      On July 26, 2000, the Company reached an agreement in principle with the staff of the SEC to resolve matters arising with respect to the informal investigation of the Company commenced by the SEC in April 1998. Under the agreement, which will not be final until approved by the SEC, the Company neither admits nor denies that the Company violated the financial reporting and record-keeping requirements of Section 13 of the Securities Exchange Act of 1934, as amended, for the fiscal years 1995, 1996 and 1997. Further, in the agreement, the Company agrees to the entry of an order to cease and desist from any such violation in the future. No monetary penalty is expected.

      The investigation and settlement focus on fraudulent actions taken by former members of the company's management. Upon becoming aware of the fraudulent activity, IGI, through its Board of Directors, immediately commenced an internal investigation which led to the termination of employment of those responsible. IGI then cooperated fully with the staff of the SEC and disclosed to the Commission the results of the internal investigation.

      NJDEP Action

      On April 6, 2000, officials of the New Jersey Department of Environmental Protection inspected a company storage site in Buena, New Jersey and issued a Notice of Violation relating to the storage of waste materials in a number of trailers at the site. The Company has established a disposal and cleanup schedule and has commenced operations to remove materials from the site. Small amounts of hazardous waste were discovered and the Company was issued a notice of violation relating to the storage of these materials. The Company is cooperating with the authorities and expects the assessment of fines or penalties. The Company has expensed the full cost of $160,000 related to the disposal and cleanup.

      On or around, May 17, 2000, the Company became aware of a spill at its now-former Vineland Laboratories facility of about 965 gallons of #2 fuel oil. By May 26, 2000 the Company had completed remediation of the soil and nearby creek that were affected by the heating oil spill. To assure that the nearby groundwater was not contaminated by the spill, the Company's environmental consultants advised the Company to drill a test well. The well is being drilled and the Company expects to have analytical results by the end of September, 2000. The Company has expensed the costs of the initial remediation and accrued the costs of drilling the test well. Any residual liability as a result of the fuel oil spill was retained by the Company as a "Retained Liability" under the Vineland Agreement.

      Cohanzick Partners, LP Action

      On April 14, 1999, a lawsuit was filed in the U.S. District Court for the Southern District of New York by Cohanzick Partners, LP, against IGI, Inc., Edward B. Hager, the Company's Chairman, the following directors of the Company: Terrence D. Daniels, Jane E. Hager, Constantine L. Hampers and Terrence O'Donnell and the following former directors and officers of the
Company: Kevin J. Bratton, Stephen G. Hoch, Surendra Kumar, Donald J. Machpee, Lawrence N. Zitto, Paul D. Paganucci, David G. Pinosky and John O. Marsh (collectively, the "IGI Defendants") and John P. Gallo, the Company's former President. The suit which sought approximately $420,000 in actual damages together with fees, costs and interest, alleges violations of the securities laws, fraud, and negligent misrepresentation concerning certain disclosures made and other actions taken by the Company in 1996 and 1997. The IGI Defendants settled the matter pursuant to a Stipulation and Order of Dismissal signed by the Court on July 19, 2000. In exchange for the plaintiff's agreement to dismiss its claims against the IGI Defendants, the Company issued to the plaintiff 35,000 shares of unregistered Common Stock of the Company, $.01 par value per share, and the Company's insurer agreed to pay $97,500 to the plaintiff. The Company issued the 35,000 shares of Common Stock in June, 2000 and recorded the issuance at the fair market value of the Common Stock on the date of issuance ($1.375 per share) or $48,125 in the aggregate. As of December 31, 1999, the Company established a reserve with respect the Cohanzick suit of $88,750. The Company intends to record the $48,125 upon issuance of stock as an offset to its reserve in the third quarter 2000.

                                RISK FACTORS

      The Shares offered pursuant to this Prospectus involve a high degree of risk and should not be acquired by any person who cannot afford the loss of the entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business included or incorporated by reference in this Prospectus.

Going Concern; Substantial Indebtedness

      As a result of the timely consummation of the Vineland Sale, the Company has repaid the Series C Notes. However, in anticipation that the Vineland Sale might not be timely consummated and, therefore, of the possibility that the Overadvance and Series C Notes might not be timely repaid, the Company reclassified its long-term debt, outstanding as of December 31, 1999 as short term debt.

      Even given the consummation of the Vineland Sale and the timely repayment of Series C Notes, the Company remains very highly leveraged and subject to restrictive covenants and restraints which are contained in its Senior Debt Agreement, as amended, and its Subordinated Debt Agreement, as amended, such as requirements to achieve minimum tangible net worth and minimum fixed charge coverage ratios. Furthermore, the Company's available borrowings under the revolving line of credit from Fleet are dependent upon the level of the Company's qualifying accounts receivable and inventory. As a result of the depletion of the Company's inventory and accounts receivable upon the consummation of the Vineland Sale, the Company is currently seeking to renegotiate the financial covenants contained in the Company's debt agreements to better reflect the Company's current business. There can be no assurance that the Company will be able to comply with the debt agreement covenants unless Fleet and ACS agree to revise the debt agreement covenants, which the lenders have no legal obligation to do.

      Over the past eight months, the Company has obtained several waivers and extensions from its lenders under the debt agreements relating primarily to the Company's failure to satisfy certain financial covenants contained in the debt agreements and to timely pay interest. There can be no assurance that the Company will be able to continue to obtain waivers or extensions from the lenders with respect to any non-compliance. If the Company is not successful in meeting its financial covenants, a default could occur under the debt agreements and any such default, if not resolved, could lead to curtailment of certain the Company's business operations, sale of certain assets or commencement of bankruptcy proceedings.

      In response to these and other events, the Company's independent accountants determined that substantial doubt exists about the Company's ability to continue as a going concern.

Government Regulation

      The Company's operations and products are subject to regulation by various state and federal agencies, including the FDA, which, on July 5, 2000, issued an inspection report containing a number of unfavorable observations with respect to the Company's pet products business. In an effort to address a number of the FDA's concerns, the Company has discontinued production and shipment of Liquichlor and has temporarily stopped production of Cerumite, both products of the Pet Products Division. The aggregate annual sales volume for these products for the fiscal year ended December 31, 1999 was $1,059,000.

      Upon receipt of the Company's formal response to the July 5, 2000 observations, the FDA will evaluate the Company's response and will determine the ultimate outcome of the FDA inspection. An unfavorable outcome could result in fines, penalties and the potential halt of the sale of certain regulated products, any or all of which could have a material, adverse effect on the Company. The Company has incurred $634,000 year to date in related expenses.

Hazardous Materials; Environmental Matters.

      The Company's research and development processes may involve the controlled use of hazardous materials, chemicals, viruses and bacteria. The Company is subject to federal, state and local laws, regulations and standards governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.

      On April 6, 2000, officials of the New Jersey Department of Environmental Protection inspected a company storage site in Buena, New Jersey and issued a Notice of Violation relating to the storage of waste materials in a number of trailers at the site. The Company has established a disposal and cleanup schedule and has commenced operations to remove materials from the site.

      In addition, to assure that no groundwater contamination resulted from a May, 2000 fuel oil spill at the Company's former Vineland Laboratories facility, the Company is drilling a test well and expects to have analytical results by the end of September, 2000. The Company has expensed the costs of the initial remediation and accrued the costs of drilling the test well. Any liabilities in connection with the fuel oil spill have been retained by the Company under the Vineland Agreement.

Losses from Operations and Capital Requirements

      The successful consummation of the Vineland Sale enabled the Company to repay a significant amount of its outstanding debt and dispose of a division that was generating substantial operating losses for the Company. Nonetheless, after closing the Vineland Sale, the Company has retained administrative infrastructure that was, in part, sustained by the operating revenues of the Poultry Business. The Company has initiated steps to reduce its overhead and infrastructure in response to the Vineland Sale; but there is no assurance that the Company will be successful in sufficiently reducing its costs so as to continue to comply with the financial covenants contained in the Company's debt agreements.

      The Company is currently generating losses that may extend through at least the end of the year 2000. These losses could unfavorably affect future compliance with financial covenants and the Company's availability for borrowing under the revolving line of credit facility, which is dependent on the level of the Company's qualifying accounts and inventory. There can be no assurance that the Company will continue to comply with the debt agreement covenants and that funds will continue to be available to the Company under its revolving line of credit.

      As discussed under "Government Regulation," the Company is reviewing the FDA inspection report issued on July 5, 2000 with respect to the Company's pet products division. Resolution of the issues raised by the FDA may include the need to upgrade certain of the equipment and manufacturing processes associated with the pet products business. The amount of any such expenditures and the Company's ability to finance them cannot now be predicted.

Dilution

      As described in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1999, the Company has issued its Common Stock and granted stock options pursuant to various employment benefit plans adopted by the Company. As of December 31, 1999, 360,000 shares of Common Stock are reserved for issuance under these plans to consultants, scientific advisors, employees and directors, and options to purchase 1,909,866 shares of Common Stock are outstanding and are exercisable at prices between $1.56 per share and $9.88 per share.

      Upon exercise of the Warrants and without giving effect to any other issuance of Common Stock, under the Company's employee benefit plans or otherwise, in the aggregate, the Shares will constitute approximately 15.7% of the issued and outstanding Common Stock. To the extent the Shares offered hereby are made available pursuant to a partial exercise of the Warrants, additional Common Stock, up to a maximum of 1,907,543 shares (as that number may be increased pursuant to the terms of the Warrants), may be issued upon future exercise of the remaining Warrants.

      The existence of the Warrants and the options that have been or may be issued under the Company's employee benefit plans may prove to be a hindrance to future financing efforts by the Company. Further, the holders of such options and Warrants may be able to exercise them at a time when the Company may otherwise be able to obtain additional equity capital on terms more favorable to the Company. Furthermore, sales of substantial amounts of shares underlying the aforesaid options and Warrants, including the Shares offered hereby, could adversely affect the prevailing market prices for the Common Stock and the exercise of any such options or Warrants may have a dilutive effect on the net tangible book value per share of the Common Stock.

                  THE OFFERING AND THE SELLING SHAREHOLDER

The Shares

      All of the shares of Common Stock to be registered under this Prospectus and Registration Statement (the "Shares") and offered by this Prospectus will be sold for the account of the Selling Shareholder.

The Selling Shareholder

      Pursuant to the Subordinated Debt Agreement, the Selling Shareholder acquired the Warrants evidencing the right to acquire 1,907,543 shares (as adjusted from time to time in accordance with the terms thereof) of the Company's Common Stock at an exercise price of $0.01 per share. The number of shares of Common Stock for which the Warrants may be exercised will increase upon the Company's issuance or sale of Common Stock at less than the fair market value per share of the Common Stock at the time of such issue or sale, unless such sale or issuance is pursuant to the requirements of an employee benefit plan in effect on or before October 29, 1999.

      On February 11, 2000, the Selling Shareholder filed a Schedule 13G with the Commission reporting beneficial ownership of 1,907,543 shares of Common Stock, all of which are issuable upon exercise of the Warrants. ACS reported that it has sole voting and dispositive power over all 1,907,543 shares.
With the exception of its role as subordinated lender to the Company under the Subordinated Debt Agreement, as amended, ACS has no position, office or other material relationship with the Company or any of its affiliates or had any such position, office or other material relationship within the last three years.

Use of Proceeds

      Upon exercise of the Warrants by the Selling Shareholder, the Company will receive the exercise price of $.01 per Share, or a maximum of $19,075, which will be used for general corporate purposes. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholder. The Company has agreed to pay all costs of the registration of the Shares. Such costs, fees and expenses are estimated to be approximately $24,629.

Plan of Distribution

      The Selling Shareholder is entitled to distribute from time to time up to 1,907,543 shares of the Shares. If the Warrants were exercised effective August 15, 2000, in the aggregate, the Shares would constitute approximately 15.7% of the issued and outstanding Common Stock of the Company on August 15, 2000. The Selling Shareholder's plan of distribution is set forth on the cover page of this Prospectus.

                                   EXPERTS

      The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended by Form 10-K/A filed September 1, 2000, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 8 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as an expert in accounting and auditing.

                                LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for the Company by Devine, Millimet & Branch, P.A., Manchester, New Hampshire.

                                   PART II

Item 14     Other Expenses of Issuance and Distribution

      The following is an itemized statement of expenses to be incurred in connection with this Registration Statement. All of the expenses will be paid by the Company.


      Securities and Exchange Commission registration fee        $   629.49
      Blue Sky fees and expenses                                       0.00
      Public accountants' fees                                    12,000.00
      Company legal fees and expenses                             12,000.00
      Miscellaneous expenses                                           0.00
      ---------------------------------------------------------------------
      TOTAL:                                                     $24,629.49

All of the above items, except the registration fee, are estimates.

Item 15     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

      Under the terms of the Company's Bylaws and subject to the applicable provisions of Delaware law, the Company has indemnified each of its directors and officers and, subject to the discretion of the Board of Directors, any other person, against expenses incurred or paid in connection with any claim made against such director or officer or any actual or threatened action, suit or proceeding in which such director or officer may be involved by reason of being or having been a director or officer of the Company or of serving or having served at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action taken or not taken by such director or officer in such capacity, and against the amount or amounts paid by such director or officer in settlement of any such claim, action, suit or proceeding or any judgment or order entered therein.

      Section 102(b)(7) if the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as the Company, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company's Certificate of Incorporation, as amended, eliminates the liability of directors to the extent permitted by the DGCL.

      The Company carries directors' and officers' liability insurance that covers certain liabilities and expenses of Company directors and officers. The Company has entered into employment agreements with certain officers and directors to effectuate these indemnity provisions.

Item 16     Exhibits

            5.1    Opinion of Devine, Millimet & Branch, P. A.

            23.1   Consent of Devine, Millimet & Branch, P.A.

            23.2   Consent of PricewaterhouseCoopers LLP

            24.1   Power of Attorney

Item 17     Undertakings

      A.    Undertaking Pursuant to Rule 415.

            The Company hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
      Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the for of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.);

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pusuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

            The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
      Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

      C.    Undertaking in Respect of Indemnification.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buena, State of New Jersey, on September 29, 2000.


                                       IGI, INC.

                                       By:  /s/ John Ambrose
                                            -------------------------
                                            JOHN AMBROSE
                                            President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

      Signature                         Title                    Date

/s/  Edward B. Hager            Chairman of the Board        September 28, 2000
----------------------------
EDWARD B. HAGER

/s/  Robert E. McDaniel         Chief Executive Officer      September 28, 2000
----------------------------    (Principal executive
ROBERT E. MCDANIEL              officer)

/s/ John Ambrose                President                    September 28, 2000
----------------------------
JOHN AMBROSE

/s/  Domenic N. Golato          Senior Vice President and    September 28, 2000
----------------------------    Chief Financial Officer
DOMENIC N. GOLATO               (Principal financial
                                officer and principal
                                accounting officer)

/s/ Stephen J. Morris           Director                     September 28, 2000
----------------------------
STEPHEN J. MORRIS

/s/ Terrence D. Daniels         Director                     September 28, 2000
----------------------------
TERRENCE D. DANIELS

/s/ Jane E. Hager               Director                     September 28, 2000
----------------------------
JANE E. HAGER

/s/ Constantine L. Hampers      Director                     September 28, 2000
----------------------------
CONSTANTINE L. HAMPERS

/s/ Terrence O' Donnell         Director                     September 28, 2000
----------------------------
TERRENCE O'DONNELL

/s/ Donald W. Joseph            Director                     September 28, 2000
----------------------------
DONALD W. JOSEPH

                                Director                     September 28, 2000
----------------------------
EARL R. LEWIS

      The undersigned, by signing his name hereto, does hereby sign this registration statement or amendment thereto on behalf of each of the above-indicated directors or officers of IGI, Inc. pursuant to powers of attorney executed by each such director or officer.


                                       /s/  Robert E. McDaniel
                                       ------------------------------------
                                       Robert E. McDaniel, Attorney-in-Fact


                                EXHIBIT INDEX

      The following Exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.


Exhibit No.        Description                                         Page
---------------------------------------------------------------------------

5.1            Opinion and Consent of Devine, Millimet & Branch, P. A.

23.1           Consent of PricewaterhouseCoopers LLP

24.1           Power of Attorney


